Exhibit 99.2

21/F, 8 FUI YIU KOK STREET TSUEN WAN, NEW TERRITORIES HONG KONG VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: D61740-P63228 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY TROOPS, INC. 盟軍集團 (FORMERLY KNOWN AS SGOCO GROUP, LTD.) The Board of Directors recommends you vote FOR the following proposals: For Against Abstain 1. RESOLVED as an ordinary resolution: to ratify and approve the appointment of Yu Certified Public Accountant, P.C. as auditor of the Company for the fiscal year ending December 31, 2021, and to authorize the board of directors of the Company to fix the remuneration of the auditor. 2. RESOLVED as an ordinary resolution: to elect the following persons as Directors of the Company, pursuant to the Company’s Articles of Association: Nominees: For Against Abstain 2a. Jason Che Wai AU 2b. Lai Man CHEUNG 2c. Wood Shing Kei SZE 2d. Dominic Wang Tai LI 2e. Mark Leonard Chu TAN 3. RESOLVED AS A SPECIAL RESOLUTION: to amend the Memorandum of Association and Articles of Association of the Company. 4. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting The Notice and Proxy Statement is available at www.proxyvote.com. TROOPS, INC. 盟軍集團 (Formerly known as SGOCO GROUP, LTD.) (Incorporated in the Cayman Islands with limited liability) NOTICE OF ANNUAL GENERAL MEETING to Be Held on November 10, 2021 I/We of ______________, being the registered holder of ____________ ordinary share(s), par value US$0.004 per share ("Ordinary Shares"), of TROOPS, INC. 盟軍集團 (Formerly known as SGOCO Group, Ltd.) (the "Company"), hereby appoint the Chairman of the Annual General Meeting or_________________ of____________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 21/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong on November 10, 2021 at 10:00 a.m., and in the event of a poll, to vote for me/us as indicated on the reverse side, or if no such indication is given, as my/our proxy thinks fit. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Continued and to be signed on reverse side